Filed by Ivanhoe Capital Acquisition Corp.

(Commission File No. 001-39845)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ivanhoe Capital Acquisition Corp.

Form S-4 File No. 333-258691

1 JANUARY 2022 SES INVESTOR PRESENTATION Hybrid Li - Metal Batteries

SES

DISCLAIMER

GENERAL

This presentation is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between SES Holdings Pte. Ltd. ("SES" or the "Company") and Ivanhoe Capital Acquisition Corp. ("Ivanhoe") and related transactions (the "Proposed Business Combination") and for no other purpose. To the fullest extent permitted by law, in no circumstances will Ivanhoe, SES or any of their respective subsidiaries, security holders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of SES or the Proposed Business Combination. Viewers of this Presentation should each make their own evaluation of SES and of the relevance and adequacy of the information and should make such other investigations as they deem necessary.

Nothing herein should be construed as legal, financial, tax or other advice. You should consult your own advisers concerning any legal, financial, tax or other considerations concerning the opportunity described herein. The general explanations included in this Presentation cannot address, and are not intended to address, your specific investment objectives, financial situations or financial needs.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

NO OFFER OR SOLICITATION

This Presentation shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This Presentation shall also not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

INDUSTRY AND MARKET DATA

Although all information and opinions expressed in this Presentation, including market data and other statistical information, were obtained from sources believed to be reliable and are included in good faith, SES and Ivanhoe have not independently verified the information and make no representation or warranty, express or implied, as to its accuracy or completeness. Some data is also based on the good faith estimates of SES and Ivanhoe, which are derived from their respective reviews of internal sources as well as the independent sources described above.

TRADEMARKS AND TRADE NAMES

SES and Ivanhoe own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties' trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with SES or Ivanhoe, or an endorsement or sponsorship by or of SES or Ivanhoe. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear with the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that SES or Ivanhoe will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names.

ADDITIONAL INFORMATION

Ivanhoe has filed a Registration Statement on Form S-4 with the SEC, which includes a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Ivanhoe shareholders. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. Ivanhoe will also file other documents regarding the proposed business combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF IVANHOE ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Ivanhoe through the website maintained by the SEC at www.sec.gov. The documents filed by Ivanhoe with the SEC also may be obtained free of charge upon written request to Ivanhoe Capital Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036.

2 SES

SES

DISCLAIMER (CONTINUED)

PARTICIPANTS IN THE SOLICITATIONS

Ivanhoe, SES and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Ivanhoe's shareholders in connection with the proposed Business Combination. You can find information about Ivanhoe's directors and executive officers and their interest in Ivanhoe can be found in the Definitive Proxy Statement and Ivanhoe's Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021. A list of the names of the directors, executive officers, other members of management and employees of Ivanhoe and SES, as well as information regarding their interests in the business combination, are contained in the Definitive Proxy Statement, and any changes will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such potential participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC. You may obtain free copies of these documents from the sources indicated above.

FORWARD-LOOKING STATEMENTS

All statements other than statements of historical facts contained in this presentation are "forward-looking statements." Forward-looking statements can generally be identified by the use of words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "should," "would," "plan," "project," "forecast," "predict," "potential," "seem," "seek," "future," "outlook," "target" and other similar expressions that predict or indicate future events or events or trends that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the business combination and the related PIPE financing, the timing of the business combination, the Extraordinary General Meeting of Ivanhoe's shareholders and the Special Meeting of Ivanhoe's warrant holders, statements regarding the development and commercialization of SES's products, including in connection with Joint Development Agreements, the amount of capital and other benefits to be provided by the business combination and the related PIPE financing, estimates and forecasts of other financial and performance metrics, and projections of market opportunity and market share. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of SES's and Ivanhoe's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of SES and Ivanhoe. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of SES or Ivanhoe is not obtained; the failure to realize the anticipated benefits of the business combination; risks relating to the uncertainty of the projected financial information with respect to SES; risks related to the development and commercialization of SES's battery technology and the timing and achievement of expected business milestones; the effects of competition on SES's business; the risk that the business combination disrupts current plans and operations of Ivanhoe and SES as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; risks relating SES's history of no revenues and net losses; the risk that SES's joint development agreements and other strategic alliances could be unsuccessful; risks relating to delays in the design, manufacture, regulatory approval and launch of SES's battery cells; the risk that SES may not establish supply relationships for necessary components or pay components that are more expensive than anticipated; risks relating to competition and rapid change in the electric vehicle battery market; safety risks posed by certain components of SES's batteries; risks relating to machinery used in the production of SES's batteries; risks relating to the willingness of commercial vehicle and specialty vehicle operators and consumers to adopt electric vehicles; risks relating to SES's intellectual property portfolio; the amount of redemption requests made by Ivanhoe's public shareholders; the ability of Ivanhoe or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the business combination or in the future and those factors discussed in Ivanhoe's Annual Report on Form 10-K filed with the SEC on March 31, 2021 and in Ivanhoe's proxy statement/prospectus relating to the proposed business combination, filed with the SEC on January 7, 2022, including those under "Risk Factors" therein, and other documents of Ivanhoe filed, or to be filed, with the SEC relating to the business combination. If any of these risks materialize or Ivanhoe's or SES's assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Ivanhoe nor SES presently know or that Ivanhoe and SES currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Ivanhoe's and SES's expectations, plans or forecasts of future events and views only as of the date of this presentation. Ivanhoe and SES anticipate that subsequent events and developments will cause Ivanhoe's and SES's assessments to change. However, while Ivanhoe and SES may elect to update these forward-looking statements at some point in the future, Ivanhoe and SES specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Ivanhoe's and SES's assessments as of any date subsequent to the date of this presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements.

USE OF PROJECTIONS

This Presentation contains projected financial information with respect to SES. Such projected financial information constitutes forward-looking information, is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant technical, business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See the "Forward-Looking Statements" paragraph above for a description of many of such risks and uncertainties. Actual result s may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Neither Ivanhoe's nor SES's independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation.

FINANCIAL INFORMATION; NON-GAAP FINANCIAL MEASURES

The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X promulgated under the Securities Act. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement/prospectus or registration statement to be filed by Ivanhoe with the SEC. Some of the financial information and data contained in this Presentation, such as projections of Free Cash Flow and EBITDA, have not been prepared in accordance with United States generally accepted accounting principles ("GAAP"). Ivanhoe and SES believe these non-GAAP measures of financial results provide useful information to management and investors relating to SES's potential future results of operations. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in SES's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. A reconciliation of non-GAAP financial measures in this Presentation to the most directly comparable GAAP financial measures is not included, because, without unreasonable effort, SES is unable to predict with reasonable certainty the amount or timing of non-GAAP adjustments that are used to calculate these forward-looking non-GAAP financial measures. The non-GAAP financial measures included in this Presentation may not be comparable to similarly-titled measures presented by other companies.

3 SES

SES

TRANSACTION OVERVIEW

Empowering the Market Leader in Next-Generation Lithium Metal Batteries


SES
S191201A032
SES-SH

Transaction Structure

- SES Holdings Pte Ltd. ("SES") to combine with a wholly-owned subsidiary of Ivanhoe Capital Acquisition Corp. ("Ivanhoe"), a publicly-listed Special Purpose Acquisition Corporation ("SPAC") with $276MM cash currently held in trust
- The transaction is expected to close in Q1 2022
- Post-closing, the SPAC will be renamed "SES AI Corporation" and continue to trade on the NYSE

Valuation

- Transaction implies a fully diluted pro forma enterprise value of ~$2.7Bn and pro forma equity value of ~$3.4Bn [1]
    - ~0.4x 2028E revenue of $7.0Bn

Capital Structure

- Transaction is expected to raise $489M of total net proceeds to fund growth [2]
- Existing SES shareholders to roll 100% of their equity and will own 83.1% of the pro forma company at closing [2]
- Qichao Hu, founder and CEO, holds 10x voting shares granting up to 57.5% voting power in the company (assuming no redemptions)
- Existing SES shareholders, option holders and restricted shareholders will be eligible to receive 30.0MM shares if the stock price equals or exceeds $18 per share, following the date that is 1 year after the closing of the transaction

Notes:
1. Implied enterprise value and equity value exclude SES earn-out of 30.0MM shares
2. Assumes no redemptions from public stockholders of Ivanhoe

4

5 BACKED BY EXPERIENCED INVESTORS & OPERATORS PARTNERS & INVESTORS (1) IVANHOE CAPITAL ACQUISITION CORP. Brings strong relationships and significant credibility with key potential customers Offers deep experience and access relevant to sourcing critical raw materials Shareholder - aligned promote structure ensures Ivanhoe is positioned and incentivized to be a long - standing partner for SES Track record of value creation in both operating and investing across natural resources, energy & power and disruptive technologies ROBERT FRIEDLAND Founder, Chairman & CEO ANDREW BOYD CIO & Director Select Investments 5 SES Notes: 1. Includes existing investors and partners and PIPE offering participants

6 DIFFERENTIATED BATTERY TECHNOLOGY Leading Energy Density with Proven Safety Characteristics, Supported by a Strong IP Portfolio WORLD - CLASS MANAGEMENT TEAM SES Brings Thought Leadership and Battery Development Expertise; Ivanhoe Brings Global Network and Operating Acumen LARGE AND FAST - GROWING TAM $350Bn+ Passenger EV Battery TAM by 2040, Plus Upside With Ancillary Use Cases DESIGNED FOR MANUFACTURING AT SCALE Industry - Leading Manufacturing Maturity Among Li - Metal Cells Today VALIDATED BY OEM PARTNERS Close Partnerships with Leading Auto OEMs HIGH BARRIERS TO ENTRY Nearly a Decade of R&D and Capital Investment with Vast Data & AI Algorithm Advantage 6 INVESTMENT HIGHLIGHTS SES

7 IVANHOE HAS CONDUCTED EXTENSIVE TECHNICAL DUE DILIGENCE… SES MARK NEWMAN Advisor to Ivanhoe (1) BILLY WU Advisor to Ivanhoe …OUR PROCESS CONCLUDED THAT SES'S APPROACH TO LITHIUM METAL BATTERIES IS THE MOST COMPETITIVE AMONGST ALTERNATIVES Diligence Effort Led by Ivanhoe’s Leading Global Battery Advisory Board Discussion with GM, a longstanding partner of SES Review of SES internal test data Ivanhoe Has Commissioned… ✓ ✓ Independent assessments from leading Li - Metal battery experts ✓ Professor Shirley Meng Third - party testing of SES cells by independent laboratories ✓ Three global organizations, including two auto OEMs Review of tests performed by potential SES customers ✓ Comprehensive Assessments of… Energy Density Cycle Life Safety Fast Charging Manufacturability Temperature Performance Rate Performance 7 Notes: 1. Mr. Newman has also been engaged by SES to perform public and investor relations services for SES on a going - forward basis

8 LEADERSHIP TEAM SES DR. QICHAO HU ROHIT MAKHARIA JING NEALIS Founder and CEO President and COO CFO 8

9 9

10 10 We Create Hybrid Li - Metal Batteries That Offer: The Leading Energy Density of Next Gen Li - Metal The Manufacturability of Traditional Li - ion Independently - Tested Performance

11 WHY HYBRID LI - METAL? SES 11 Conventional Li - ion Anode Separator Cathod e ✓ Manufacturability Energy Density SES Hybrid Li - Metal ✓ Manufacturability ✓ Energy Density All - Solid - State Li - Metal Solid - State Separator Never Demonstrated at Scale Solid - State Cathode Never Demonstrated at Scale Manufacturability ✓ Energy Density

12 12 Superior Technology, Safety and Manufacturability Projected 400 Wh /kg and 1,000 Wh /L, leading to significantly longer driving range DENSER Proprietary electrolyte and AI algorithm greatly enhance safety SAFER Designed to be manufacturable at scale using existing infrastructure and processes CHEAPER Capable of 80% charge in less than 15 minutes (1) FASTER Ultra - thin Li - Metal anode reduces battery weight and production cost LIGHTER AI - powered algorithm optimizes performance SMARTER OUR HYBRID LI - METAL BATTERIES SES Note: 1. Fast charge tests performed to date have been conducted with 10% frequency during regular cycling

SES

OUR TEAM

DR. QICHAO HU
Founder
Chief Executive Officer

- Forbes 30 Under 30
- MIT Technology Review Innovators Under 35
- PhD in Applied Physics from Harvard and BS in Physics from MIT

ROHIT MAKHARIA
President
Chief Operating Officer

- 19 years with General Motors
- 12 years in fuel cell and battery EV. Led battery cell development for Chevy Bolt
- 7 years at GM Ventures. Previously, Board Director of SES

JING NEALIS
Chief Financial Officer

- 18 years of finance experience, including at public companies
- Previously worked at View, SunPower, Shunfeng, Suntech Power and Deloitte

JOANNE BAN
Chief Legal Officer
Chief Corporate Officer

- 17 years legal, corporate, management, M&A and capital markets experience
- Previously worked at Heptagon Micro-Optics and White & Case

YONGKYU SON
Chief Technology Officer

- 17 years of cell and process development experience
- Responsible for Apple's LV battery, SKI's PHEV 20Ah and SDI's first 18650 cell launch

DR. HONG GAN
Chief Science Officer

- 25 years of battery R&D experience
- Key contribution in silicon-based Li-ion and Li-S technologies
- PhD in Chemistry from Uni. of Chicago and PostDoc from Uni. of Rochester

HANS KIM
Head Of Korea

Advised:

- 30 years of experience in cross border corporate finance and capital markets in Seoul, Asia, US and UK
- Advised Korean blue-chip companies such as Samsung Electronics, LG, Hyundai, SK, Posco and Korean sovereign institutions

RICHARD CHANG
VP of Business Development

- Previously held senior sales positions at prominent battery technology companies
- At CATL, held account management responsibility for BMW and VW

13
SES

14 OUR FOOTPRINT SES Localized “Build Where We Sell” Strategy Positions SES to Realize Scale in Multiple High - Growth Markets Boston Seoul Shanghai Singapore • Chemistry, materials, algorithm R&D • Pilot plant • Collaboration with GM BOSTON • Legal • Finance • Holding HQ SINGAPORE • Supply chain • Customer relations • Collaboration with Hyundai SEOUL • Manufacturing process development • Cell, module, BMS R&D • Pilot plant • OEM collaboration SHANGHAI 14 14

15 15 SES SHANGHAI GIGA SES Highlights • Expected Completion: 2023 • Size: 300,000 Square Feet • Capacity: 1Gwh 15

16 Founded Dr. Qichao Hu (Forbes 30 Under 30), Donald Sadoway (Time 100) Opened Boston Pilot Facility Series B Funding (New Investors: ) 2012 2013 2015 2017 2019 2021 2018 2016 Series C Funding (New Investor: ) Opened Shanghai Pilot Facility Series C+ Funding (New Investor: ) Joint Development Agreements + Series D and D+ Funding Spun Out of MIT + Series A Funding Collaborated with A123 16 Research 3/4 Layer Cells Development and Engineering Multi - Layer, Multi - Ah Cells (30/31 Layers) 3 Ah 6 Ah 9 Ah 300 mAh Years of Research and Development 9 Battery Prototyping Facilities in US and China 2 Capital Raised to Date $270 MM OUR STORY SES Laboratory Coin Cell Coin Cell (1) Note: 1. Honda provided funding through the PIPE and not Series D or Series D+

17 17 2026 Onwards 2022 2023 – 2024 A Sample: Pre - Production OEM Development Production Begins At 1 GWh Pilot Facility GLOBAL LEADERSHIP IN HYBRID LI - METAL BATTERY PRODUCTION 2025 Production Begins At 30 GWh Expansion Facility Pre - Production 20+ Layer Cells Production 30+ Layer Cells 100 Ah A - Sample

18 Introducing Apollo Ʀ , a 107 Ah Li - Metal battery that is the largest in the world and a breakthrough for the automotive industry 417 Wh /kg 107 Ah 0.982 kg 935 Wh /L 18

19 OUR PARTNERSHIP WITH GM SES Strong History and Relationship with One of World’s Most Forward Thinking EV OEMs + General Motors Is a Believer in an EV Future… …And a Close Partner of SES $10MM e quity investment from GM Close technical and R&D collaboration 2015 – 2019 Additional $50MM equity investment March 2021 Going Forward April 2021 $50MM+ joint development agreement (JDA) 19 x JDA partnership establishes alignment of interest x Collaborative design and development of technology and products x Jointly establishing a pre - production facility GM has been rapidly driving down battery cell costs and improving battery energy density, and our work with SES technology has incredible potential to deliver an even better EV performance for customers who want more range at lower cost “ “ ─ Matt Tsien , GM EVP and CTO GM aims to make its electric vehicles go farther and cost less with new battery partnership

20 OUR PARTNERSHIP WITH HYUNDAI SES Partnership With a Well - Positioned Global Leader in the Future of EVs + Hyundai Is Committed to an Electric Future… …And Are Believers in SES’s Technology Pre - A JDA December 2020 $50MM commitment to PIPE May 2021 Going Forward June 2021 $50MM equity investment Signed A - Sample JDA 20 x JDA partnership establishes alignment of interest x Collaborative design and development of technology and products x Jointly establishing a pre - production facility Hyundai boosts investment in next - gen vehicles by 40% Hyundai Will Only Sell Electric Cars By 2040 Hyundai has committed to offer the world's best EVs to our customers, and we believe SES Lithium Metal technology will enable us to provide the best EV experience and value to our customers “ “ ─ Tae Won Lim, Hyundai SVP

21 OUR PARTNERSHIP WITH HONDA SES Financial and Strategic Alignment With a Leading Innovator and Global Automotive Manufacturer + Honda Is Pushing Towards Ambitious EV Goals… …And SES Believes We Are Well - Positioned to Help Honda Get There 21 Honda Commits to Selling Only EVs and Fuel - Cell Vehicles by 2040 Recognizing the advanced technologies of SES, Honda signed a joint development agreement with SES with the aim of establishing a good relationship with SES and expeditiously generating substantial achievements through our joint research activities “ “ ─ Shinji Aoyama, Managing Executive Officer in Charge of Electrification, Honda Motor Co. Honda Goes All In on Electric in Stark Contrast to Toyota A - Sample Joint Development Agreement with SES JDA We are thrilled to have Honda sign a joint development agreement following its agreement to invest in the PIPE, and look forward to building upon this important strategic partnership “ “ ─ Qichao Hu, Founder & CEO, SES ~2% Economic Ownership in SES (Post - close)

22 THE OPPORTUNITY SES 22

23 Climate change has become a defining factor in companies’ long - term prospects. Awareness is rapidly changing, and I believe that we are on the edge of a fundamental reshaping of finance – Larry Fink (BlackRock Chairman and CEO) January 2020 “ “ Climate action can be the foundation for a new era of innovative potential, job creation, and durable economic growth. With our commitment to carbon neutrality, we hope to be a ripple in the pond that creates a much larger change – Tim Cook (Apple CEO) July 2020 “ We need a strong, diversified and resilient US - based electric vehicle battery supply chain, so we can supply the growing global demand for these vehicles and components – Joe Biden (President of the United States) April 2021 “ “ “ ENERGY TRANSITION IS NOW A CLEAR FOCUS… SES 23

24 24 February 16, 2021 “ “ October 3, 2020 “ “ January 22, 2021 “ “ …BATTERIES WILL BE A KEY ENABLER OF ELECTRIFICATION AT SCALE SES

SES

GLOBAL ELECTRIFICATION COMMITMENTS ARE PRECIPITATING IMMINENT CHANGE

Canada
Target to sell 100% zero-emission vehicles by 2035

Iceland
Goal to reduce carbon emissions by 40% by 2030 and become carbon neutral by 2040

Ireland
Plan to ban sales of new petrol and diesel cars by 2030 and to become carbon neutral by 2050

United Kingdom
Proposed ban on selling new petrol and diesel cars by 2030

Netherlands
Plan to ban all new petrol and diesel cars by 2030

Denmark
Denmark calls for EU ban on sale of all diesel and petrol cars by 2040

Norway
EVs accounted for 58% of all car sales in March 2019 with regulations targeting 100% by 2025

USA
White House proposal to spend $174Bn to strengthen EV market and halve greenhouse gas emissions by 2030

GM
Will only sell zero-emission vehicles by 2035



Toyota
Targets 70% of vehicles sales to be from EVs in 2030. Will invest $13Bn in EV batteries by 2030

Finland
Targets 30% market share for EVs by 2030, including personal vehicles, trucks, and buses

Israel
Plan to eliminate imports of gas and diesel vehicles and coal-fired electricity generation by 2030

Ford
Will invest $29Bn in EVs and AVs by 2025 and goal to become carbon neutral by 2050

Hyundai
Plans to fully electrify its lineup in major global markets by 2040

China
Aims for about 25% of new cars sold by 2025 to be electrified

France
Gasoline and diesel vehicle sales currently banned by 2040

Germany
Aims to have 10 million EVs and 1 million electric car charge points by 2030

India
Various incentive and regulatory programs aim to increase EV sales to 30% of total new cars by 2030

Australia
Announced a A$1.9Bn investment package, including A$1.6Bn for renewable energy

Singapore
Aims to phase out petrol and diesel vehicles by 2040

South Korea
Goal of 33% of new vehicles to be electric by 2030

Japan
Aims for all new passenger cars sold to be electric or hybrid by the mid-2030s

25 SES

26 Commercial EVs, Drones and Other Applications Further Expand the Opportunity THE PASSENGER EV BATTERY TAM IS MASSIVE SES $350Bn $19Bn $165Bn 2020 2030 2040 45 kWh / EV 2.7M EVs $150 / kWh 51 kWh / EV 38MM EVs $85 / kWh 56 kWh / EV 90MM EVs $70 / kWh Battery Size: Passenger EVs: Battery Pack Cost: 26 Source: Based on Equity Research

27 THE FIRST STEP - FUNCTION INCREASE IN BATTERY ENERGY DENSITY SINCE 1990S SES 0 50 100 150 200 250 300 350 400 450 500 0 200 400 600 800 1,000 1,200 Wh/kg Wh/L Lighter Smaller Lead Acid NiCd NiMh Li - ion (C) Li - ion (Si - C) Li - Metal 1850s 1890s 1980s 1990s 27 Winning Technologies Are Significantly Smaller and Lighter Than Their Precedents

28 WHAT DOES THE MARKET NEED IN A BATTERY? SES Energy Density Cost Fast Charging Safety Lifetime 28

SES

LI-METAL IS THE BATTERY OF THE FUTURE

	Li-ion	Li-Metal
▶ Energy Density	260 Wh/kg, 730 Wh/L Illustrative BEV range: ~350 miles	Projected 400 Wh/kg, 1,000 Wh/L, Illustrative BEV range: ~540 miles
▶ Cost	Most widely manufactured battery technology today	Significantly cheaper long-term
Lifetime	~1,000 cycles Implied lifetime miles: >300,000	Projected up to 800 cycles Implied lifetime miles: >300,000
Fast Charging	15 minutes typical fast charge time	15 minutes typical fast charge time
Safety	Widely used in various applications today	Innovative approaches needed to address safety concerns

29 SES

30 Manufacturability HOW DO WE GET THERE? SES Technology 1. 2. 30

31 TECHNOLOGY 1. 31

32 DEVELOPMENT OF AN OEM - READY BATTERY SES 32 Power: 100 Ah 3 Ah 50 Ah 9 Ah 6 Ah 30/31 layers 30/31 layers 30/31 layers 20+ layers 30+ layers 300 mAh 3/4 layers Layers: Research 2013 – 2016 Development & Engineering 2016 – Present Pre - Production 2022 Production 2023+ Today

33 OUR DEMONSTRATED PERFORMANCE SES Measured (4 Ah): 370 Wh /kg, 700 Wh /L ✓ Projected (100 Ah A - sample): >400 Wh /kg, >1,000 Wh /L --- Manufactur - ability Demonstrated multi - layer cells can be built using Li - ion - like assembly process ✓ 3/4 Layer Up to approximately 800 cycles (80% capacity retention) (1) In Progress Multi - Layer (25+) Up to 550 cycles (90% capacity retention) In Progress Multi - Layer (25+) Up to 80% charge in less than 15 minutes ✓ Thermal Electrolyte is stable with Li above Li melting point (ARC cell) ✓ Nail PASS TEST ✓ Overcharge PASS TEST ✓ External Short Circuit PASS TEST ✓ Energy Density Lifetime Fast Charging Cost Safety 3 RD PARTY VALIDATED? Notes: 1. Based on recently updated data 33

34 SOLVING THE DENDRITE CHALLENGE SES Dendrite Formation Is a Key Cause of Cycle Life Decay and Safety Risks SES Hybrid Li - Metal Battery Design and Software Helps to: x Slow Down Dendrite Growth x Detect Safety Issues Early Top View Cross - Section Top View Cross - Section Separator Cathode Anode 98 μ m 58 μ m 34

35 SES HYBRID LI - METAL BATTERY TECHNOLOGY SES 35 Combined in a Proprietary Cell Design for Optimized Performance and Safety Solvent - in - Salt Liquid Electrolyte Formula • Low - volatility and self - extinguishing Composite Anode Coating • Mechanical barrier to enhance safety Wide Format Li - Metal Anode • Ultra - thin Li - Metal anode manufactured through a proprietary process Polymer - Based Separator • Highly manufacturable state - of - the - art separator High - Capacity Cathode • Highly manufacturable state - of - the - art cathode technology

36 INNOVATIVE AND PROPRIETARY ELECTROLYTE COMPOSITION SES 36 High Concentration Solvent almost fully coordinated No free solvent Low Concentration M ost solvent molecules are uncoordinated SES electrolyte uses a high concentration solvent - in - salt approach. A conventional liquid electrolyte is low concentration, where the salt is coordinated by solvent and there are free solvent molecules that are volatile and flammable. In SES’s high concentration electrolyte, the solvent is coordinated by the salt and there are no free solvent molecules, and the solvent molecules are non - volatile and non - flammable. Electrolyte Composition : Salt: The main salt is LiFSI , with a proprietary purity profile and trade secret purification process Solvent: Proprietary and patented solvent that SES designed and synthesized, not commercially available, and non - volatile and non - flammable Additives: Proprietary/trade secret

37 Self Extinguishing Flammable SES Proprietary High Concentration Solvent - in - Salt Electrolyte: Conventional Lithium - ion Electrolyte: SES PROPRIETARY ELECTROLYTES ARE SELF EXTINGUISHING SES x 37

38 SAFETY FURTHER ENHANCED USING OUR MACHINE LEARNING ALGORITHM 38 Our Proprietary Safety Algorithm can Detect Early Formation of Dendrites by Monitoring Certain Proprietary Key Parameters Proprietary Parameter Cycle Life Anomalous Cycle Normal Cycle Illustrative Dendrite Monitoring Over Cycle Life

39 111 patents (1) 25 trade secrets, know - how in each of the core areas of the ecosystem OUR INTELLECTUAL PROPERTY SES Holistic IP Portfolio With Robust IP Capture Program Cells/Packs/Modules • Anode - Free • Anode - Light • High Energy Density • Packs / Modules (Expandable & Constrained) Recycling • Mossy Lithium Recovery • Lithium Metal Extraction Materials • Electrolyte • Salt • Anode • Separator AI Powered BMS • Safety Algorithm • Monitoring & Diagnostics Note: 1. 48 granted and 63 pending patents 39

40 MANUFACTURABILITY 2. 40

41 OUR SECRET SAUCE SES As of March 2021, SES has produced over fifteen thousand multi - layer Hybrid Li - Metal cells using our Li - ion - like production line 41

42 SES HYBRID LI - METAL IS THE MOST PRACTICAL APPROACH TO LI - METAL SES 42 All - Solid - State Li - Metal Solid - State Separator Never Demonstrated at Scale Lithium Metal Anode Enables Step - Function Increase in Energy Density SES Hybrid Li - Metal Design Allows for a Practical Approach to Separator and Cathode Production Using Commercially Validated Technology Solid - State Cathode Never Demonstrated at Scale SES Proprietary Liquid Electrolyte and Anode Coating Increase Safety and Cycle Life SES Hybrid Li - Metal Anode Coating Separator Electrolyte Cathode Anode Separator Cathode

43 OUR VIEW OF THE MARKET SES Energy Density (Wh/kg) Manufacturability 300 250 400 43 Liquid Li - Metal Hybrid Li - Metal Solid State Li - Metal All Solid State Li - Metal 350 Liquid Li - Metal Graphite With Silicon Li - ion Note: Third - party energy density information is as of the most recently available public information for each third party. Manuf acturability reflects SES management’s estimates of each third party’s current manufacturing capability and ability to quickl y m anufacture at scale

44 A COST - EFFECTIVE APPROACH TO LI - METAL TECHNOLOGY SES Li - ion Producers’ Cell Cost Li - Metal Producers’ Cell Cost Energy Density Improvements Unproven Manufacturing Processes – + = 44 SES Hybrid Li - Metal Technology Provides Greater Certainty of Realizing Significant Cost Savings 18% Anticipated Net Cost Reduction by 2028

45 SES IS POSITIONED TO BECOME A LEADING NEXT - GEN BATTERY PROVIDER SES 45 The Next Generation of Battery Leaders Will Require… Leading Li - Metal Technology A Path to Manufacturing at Scale

46 OUR ROADMAP FOR SUCCESS SES 2021 2022 2023 202 4 2025 2026 2027 202 8 Research & Development Technology Development: Li - Metal Systems Joint Development Agreements Pilot: 1 GWh (2024) JV Cell Plant: 10 GWh (2025) Ramping to 30 GWh (2028) OEM Cell Plant: 30 GWh (2026) Ramping to 70 GWh (2028) Commercialization 46 Execute Cell Supplier or OEM JV

47 ESG: PART OF OUR DNA SES 47 High energy density batteries are key to electric vehicle adoption. SES is positioned to play a crucial role in reducing CO 2 emissions for a greener future DECARBONIZATION SES is developing a comprehensive lithium metal recycling program RESPONSIBLE RECYCLING As SES scales production, our partnership with Ivanhoe will help unlock greater access to clean nickel and copper SUSTAINABLE SOURCING

48 FINANCIALS SES 48

49 OUR CAPACITY PROJECTIONS SES Total Capacity by Facility GWh 49 Notes: 1. Capacity shown on a 100% consolidated basis; SES will own 50% of the facility 2. Assumes 100 kWh pack per EV 3. Based on 2030 passenger EV Battery TAM of 1,938 GWh 1MM+ EVs Annually (2) 5% Market Share (3) Global Battery Leadership 1 1 1 1 10 20 30 30 30 50 70 -- -- 1 11 51 81 101 2022E 2023E 2024E 2025E 2026E 2027E 2028E Pilot Start of Production Expansion I Start of Production Expansion II Start of Production Pre - Production Pilot Expansion I (1) Expansion II

50 OUR REVENUE PROJECTIONS SES 50 Revenue US$Bn, unless otherwise noted Highly Attractive Growth Profile Leading to Significant Scale by 2028 520% 545% 78% 24% YoY Revenue Growth (%): 0.1 0.1 0.1 0.8 1.4 1.3 2.3 4.2 5.6 -- -- $0.1 $0.5 $3.2 $5.7 $7.0 2022E 2023E 2024E 2025E 2026E 2027E 2028E Pilot Expansion I Expansion II

51 OUR PROFITABILITY SES Gross Profit US$Bn, unless otherwise noted Best - in - Class Gross and EBITDA Margins Reflecting Technology and Cost Advantages EBITDA US$Bn, unless otherwise noted 51 -- -- ($0.0) $0.1 $0.7 $1.8 $2.2 2022E 2023E 2024E 2025E 2026E 2027E 2028E 12% Gross Margin (%): 21% 32% 32% ($0.1) ($0.1) ($0.1) ($0.1) $0.5 $1.6 $2.0 2022E 2023E 2024E 2025E 2026E 2027E 2028E EBITDA Margin (%): 16% 28% 28%

52 OUR FREE CASH FLOW SES Free Cash Flow (After Project Financing) US$Bn, unless otherwise noted 52 ($0.1) Pilot + Expansion I FCF (After Project Financing): ($0.1) ($0.2) ($0.2) ($0.0) $0.3 $0.3 ($0.1) ($0.1) ($0.2) ($0.7) ($0.2) $0.7 $0.9 2022E 2023E 2024E 2025E 2026E 2027E 2028E

53 OUR FACTORY ECONOMICS SES • Total expected capex required: $1.8Bn – 50% funded by SES, and 50% funded by JV partner – 70% funded with project - level debt financing, 30% funded with equity – SES to fund 100% of capex related to key cell material sales to JV Expansion 1, 30 GWh US$Bn Pre - Production Start of Production Ramp - Up and Run - Rate Production 53 0.4 0.8 1.4 1.3 0.4 0.8 1.3 1.2 (0.1) (0.2) (0.2) (0.2) (0.0) (0.1) (0.1) (0.1) (0.1) (0.2) (0.3) (0.3) $0.8 $1.6 $2.6 $2.5 ($0.2) ($0.4) ($0.6) ($0.6) 2023E 2024E 2025E 2026E 2027E 2028E SES Revenue JV Partner Revenue SES Capex (Debt) SES Capex (Equity) Capex (JV Partner)

54 BENCHMARKING OURSELVES TO OUR NEW ENERGY PEERS SES Revenue Growth (%) EBITDA Margin (%) Source: Management Estimates, Solid Power Investor Presentation (dated June 15, 2021), QuantumScape Analyst Presentation (dated October 15, 2020), ChargePoint Investor Presentation (dated September 23, 2020), Stem Investor Pr es entation (dated December 1, 2020), Capital IQ (as of October 31, 2021) 54 Energy Transition Peers 2027E 2025E 2025E 2025E 2025E Energy Transition Peers ’24 – ’25E ’24 – ’25E ’24 – ’25E 2028E 2028E 2027E ’26 – ’27E ’27 – ’28E ’24 – ’25E ’26 – ’27E ’27 – ’28E ’26 – ’27E ’27 – ’28E 28% 29% 25% 28% 29% 25% 2027E 2028E 78% 691% 1,067% 24% 60% 101% 2027E: $5.7Bn 2028E: $7.0Bn 2027E: $3.2Bn 2028E: $6.4Bn 2027E: $1.0Bn 2028E: $1.7Bn 14% 57% 45% 26% 25% 20% 12% 31%

55 ATTRACTIVE VALUATION RELATIVE TO PEERS SES EV / Revenue (x) 55 Source: Management Estimates, Solid Power Investor Presentation (dated June 15, 2021), QuantumScape Analyst Presentation (dated October 15, 2020), ChargePoint Investor Presentation (dated September 23, 2020), Stem Investor Pr es entation (dated December 1, 2020), Capital IQ (as of October 31, 2021) 2025E 2025E 2025E 2025E At Time of Deal Energy Transition Peers Notes: 1. Based on anticipated pro forma capital structure as shown in SPAC merger investor presentation and a $10.00 share price (1) 0.5x 1.2x 3.3x 0.4x 0.7x 1.7x 2027E 2028E 2027E 2028E 1.0x 0.5x 2027E 2028E 9.7x 6.3x 5.2x 2.8x

56 SIGNIFICANT UPSIDE POTENTIAL SES Public Li - Metal Battery Peer Valuation Discounted Enterprise Value Transaction Enterprise Value 56 Source: Management Estimates, Solid Power Investor Presentation (dated June 15, 2021), QuantumScape Analyst Presentation (dated October 15, 2020), ChargePoint Investor Presentation (dated September 23, 2020), Stem Investor Presentation (dated December 1, 2020), Capital IQ (as of October 31, 2021) 28.1 42.2 Based on QuantumScape and Solid Power EV / 2028E Revenue multiples as of October 31, 2021 Peer EV / 2025E Revenue multiple range (excluding Solid Power and QuantumScape ) Assumes $10 per share, 338.9MM shares outstanding and $680MM net cash 17.8 4.9 2.7 26.7 11.9 US$Bn Future Enterprise Value Discounted Enterprise Value Discounted 2.5 Years to 12/31/2021 at 20% 0.7x – 1.7x 2028E Revenue of $7.0Bn 4.0 – 6.0x 2028E Revenue of $7.0Bn Post - Money Implied Enterprise Value

57 TRANSACTION SUMMARY SES Notes: 1. Assumes no redemptions from the public shareholders of Ivanhoe and excludes earn - out of 30.0MM shares 2. Values shown assuming $10.00 per Ivanhoe share; does not include impact of out - of - the - money warrants 3. As of March 31, 2021 4. PIPE shares issued at $10.00 per share 5. Inclusive of $50MM commitment from Hyundai & $75MM commitment from Honda 6. Represents an estimate of SES and Ivanhoe’s aggregate investment banking fees, legal fees, SEC and stock exchange fees, print ing expenses, consulting fees, and other miscellaneous fees 7. Inclusive of SES cash balance as of April 2021 plus proceeds from the Series D and D+ transactions 8. Pro forma ownership excluding the earn - out (assuming no redemptions): 81.7% SES Shareholders, 8.1% Ivanhoe Shareholders, 8.1% PI PE Investors, and 2.0% Ivanhoe Sponsor SES Shareholders 83.1% Ivanhoe Shareholders 7.5% PIPE Investors 7.5% Ivanhoe Sponsor 1.9% Sources and Uses Pro Forma 57 US$MM, unless otherwise noted US$MM, unless otherwise noted Sources (1)(2) Newly Issued SES Equity $2,810 SPAC Cash in Trust (3) 276 PIPE Cash (4)(5) 275 Total Sources 3,361 Uses (1)(2) Rollover SES Equity $2,810 Cash to Balance Sheet 489 Transaction Expenses (6) 62 Total Uses 3,361

58 BASED ON EXTENSIVE DILIGENCE, IVANHOE BELIEVES SES IS THE BEST POSITIONED IN THE NEXT - GEN BATTERY ARENA AND MATCHES IVANHOE INVESTMENT CRITERIA SES 58 Investment Criteria Enables the paradigm shift towards the electrification of industry and society ✓ Positioned to capitalize on unique technology ✓ Has a leading position in an industry that exhibits strong fundamentals ✓ Positioned for substantial growth post - transaction ✓ Offers an attractive value proposition ✓ Will offer an attractive risk - adjusted return on investment ✓ Prepared to be a successful public company ✓

59 BATTERY PERFORMANCE DATA SES 59

SES

SES VS. LI-METAL PEERS

By Mark Newman and Professor Billy Wu as Consultants to Ivanhoe [1]

		SES	QuantumScape	Solid Power
	Cell type	***4Ah (25+ layer) at 25°C (Wh/kg)***	***1 layer and 4 layer***	***2Ah (10 layer) and 2 layer at 29°C (Wh/kg)***
Room Temperature Energy Density	Low power C/20	>375*	n/a	330
	Low power C/10	375	n/a	~264
	Medium power 1C	339	n/a	~33
	High power 5C	321	n/a	n/a
0 °C Low Temperature Energy Density	Low power C/10	324	n/a	n/a
	Medium power 1C	298	n/a	n/a
	High power 5C	282	n/a	n/a
Lifetime	1-2 layer	n/a	1,000 cycles (>80% retention)	>250 cycles (>80% retention)
	3-4 layer	**800 cycles (80% retention)[2]****	>450 cycles (>90% retention)	n/a
	10 layer	n/a	n/a	>32 cycles (>80% retention)
	25+ layer	550 cycles (90% retention)**	n/a	n/a
Fast Charging	1 layer	n/a	80% in <15min	n/a
	10 layer	n/a	n/a	n/a
	25+ layer	80% in <15min	n/a	n/a
Safety	Thermal	Electrolyte is stable with Li above Li melting point	Electrolyte is stable with Li above Li melting point	n/a
	Nail	PASS TEST	n/a	n/a
	Overcharge	PASS TEST	n/a	n/a
	External Short Circuit	PASS TEST	n/a	n/a
Manufacturability		✓ *(highly similar process to Li-ion)*	? *(unproven and complex for proprietary separator)*	? *(significant process changes vs. Li-ion)*
Commercialization Timeline		Li-Metal: 2025***	Li-Metal: 2026***	Silicon: 2026 Li-Metal: After 2026?
Source		**3rd party test data (Eclipse and Exponent)** and SES internal data	Investor presentations; SEC filings	Company update Dec 2020 and company press releases

* Estimated; ** internal test data; *** Represents at-scale post-pilot production (QS-1 Expansion for QuantumScape and Expansion 1 for SES)

Notes:
1. For additional information on Mark Newman and Billy Wu please see page 7
2. Based on recently updated data

60 SES

61 UNPARALLELED ENERGY DENSITY ACROSS ALL TEMPERATURE AND POWER RATINGS IN A LI - METAL BATTERY SES 61 Expected to enable long vehicle range and high acceleration in all climates ~90% energy retention at 25 ° C for C - rates up to 7C 75 125 175 225 275 325 375 20 40 60 80 100 0 1 2 3 4 5 6 7 Energy density [Wh/kg] Energy retention [%] C - rate -30°C -20°C -10°C 0°C 25°C 40°C Cell capacity 4.2 Ah (0.1C = 0.42 A) Cell weight 43.6 g Cell dimensions 71.5 x 48.5 x 6.58 mm Charge conditions 0.33C (1.4 A) to 4.3 V, constant voltage hold (4.3 V) till current <0.05C (0.21 A) Source: 3 rd party testing data. See ses.ai/investors for detailed test reports Note: all data from 3 rd party testing

62 BEST - IN - CLASS LOW TEMPERATURE LI - METAL BATTERY PERFORMANCE SES 62 Excellent performance in cold weather climates Low resistance even at sub - zero temperatures Retains almost 80% capacity (0.1C@25 ° C) even at - 30 ° C 2.5 2.7 2.9 3.1 3.3 3.5 3.7 3.9 4.1 4.3 0 20 40 60 80 100 Voltage [V] Capacity relative to 0.1C @ 25 ƒ C discharge [%] -30°C -20°C -10°C 0°C 25°C 40°C Cell capacity 4.2 Ah (0.1C = 0.42 A) Cell weight 43.6 g Cell dimensions 71.5 x 48.5 x 6.58 mm Energy density @ 0.1C/25 ƒ C 372 Wh /kg Charge conditions 0.33C (1.4 A) to 4.3 V, constant voltage hold (4.3 V) till current <0.05C (0.21 A) Discharge conditions 0.1C (0.42 A) Source: 3 rd party testing data. See ses.ai/investors for detailed test reports Note: all data from 3 rd party testing

63 HIGH ENERGY DENSITY AT ALL POWER REQUIREMENTS SES 63 Expected to enable long vehicle range and high acceleration 43% higher energy density than leading lithium - ion batteries (260 Wh /kg) Retains ~90% capacity at up to 7C discharge rates 2.5 2.7 2.9 3.1 3.3 3.5 3.7 3.9 4.1 4.3 0 20 40 60 80 100 Voltage [V] Capacity relative to 0.1C discharge [%] 0.1C 0.33C 1C 2C 3C 5C 7C Cell capacity 4.2 Ah (1C = 4.2 A) Cell weight 43.6 g Cell dimensions 71.5 x 48.5 x 6.58 mm Energy density @ 0.1C/25 ƒ C 372 Wh /kg Charge conditions 0.33C (1.4 A) to 4.3 V, constant voltage hold (4.3 V) till current <0.05C (0.21 A) Discharge conditions Varied between 0.1C (0.42 A) - 7C (29.4 A) Temperature 25 ƒ C Lowest Power Discharge Highest Power Discharge Source: 3 rd party testing data. See ses.ai/investors for detailed test reports Note: all data from 3 rd party testing

64 3.7 3.8 3.9 4.0 4.1 4.2 4.3 4.4 0 20 40 60 80 100 0 2 4 6 8 10 12 Cell voltage [V] State - of - charge [%] Time [Minutes] State-of-charge Voltage UNPARALLELED FAST CHARGING LI - METAL BATTERY SES 64 Able to charge from 10 to 90% in 12 minutes Cell remains < 4.3 V (safe limit) during fast charging Cell capacity 4.2 Ah Cell weight 43.6 g Cell dimensions 71.5 x 48.5 x 6.58 mm Charge conditions 4C (16.8 A) Temperature 25 ƒ C Energy density @ 0.1C/25 ƒ C 372 Wh /kg State - of - charge (LHS) Voltage (RHS) Source: 3 rd party testing data. See ses.ai/investors for detailed test reports Note: all data from 3 rd party testing

65 LONG LIFETIME (3/4 LAYER ~250 mAH CELL) SES 65 >800 cycles to 80% capacity retention (1) >300,000 implied lifetime miles (2) 0 50 100 150 200 250 0 20 40 60 80 100 120 0 200 400 600 800 1000 Capacity [mAh] Capacity retention [%] Cycles Cell capacity ~250 mAh Charge conditions 4.3 V / 0.2C (50 mA) Discharge conditions 3 V / 1C (250 mA) Temperature 25 ƒ C Source: SES internal test data Notes: 1. Based on recently updated data 2. 540 miles (illustrative BEV range using Li - Metal battery) x 800 cycles = 432,000 miles

66 LONG LIFETIME (25+ LAYERS 4.2 Ah CELL) SES 66 >90% capacity retention after 550 cycles with 4.2 Ah cell ~295,000 implied lifetime miles (1) 0.0 1.0 2.0 3.0 4.0 0 20 40 60 80 100 120 0 100 200 300 400 500 600 Capacity [Ah] Capacity retention [%] Cycles Cell capacity 4.2 Ah Cell weight 43.6 g Energy density @ 0.1C/25 ƒ C 372 Wh /kg Cell dimensions 71.5 x 48.5 x 6.58 mm Charge conditions 4.3 V / 0.2C (0.84 A) Discharge conditions 3 V / 1C (4.2 A) Temperature 25 ƒ C Source: SES internal test data Notes: 1. 540 miles (illustrative BEV range using Li - Metal battery) x 550 cycles = 297,000 miles

SES

EXCELLENT SAFETY PERFORMANCE

SES hybrid Li-Metal batteries passed a range of safety tests [(1)]

Nail Penetration: ✓ PASSED



No thermal runaway even with complete nail penetration

Overcharge: ✓ PASSED



No thermal runaway even when charged to ~2x safe charge limit

External Short Circuit: ✓ PASSED



No thermal runaway even when cell is short circuited

Thermal Stability: ✓ PASSED



SES proprietary electrolyte is stable against molten lithium

Note: all data from 3rd party testing

Source: 3rd party testing data
Notes:
1. Testing conditions impact test results. Refer to detailed testing conditions in the Test Report Summary

67

SES

68 APOLLO: 107 Ah, HIGH ENERGY DENSITY AUTOMATIVE - SCALE CELL TESTING DATA SES 68 Key Stats: 107 Ah 0.982 kg 417 Wh /kg 935 Wh /L Voltage (V) Capacity (Ah) — C/10 discharge — C/3 discharge — 1C discharge

69 APPENDIX SES 69

70 BEST - IN - CLASS LOW TEMPERATURE LI - METAL BATTERY PERFORMANCE SES 70 Excellent performance in cold weather climates ~75% energy retention at - 30 ° C relative to 0.33C discharge and 25 ° C 0 50 100 150 200 250 300 350 400 0 20 40 60 80 100 120 -40 -20 0 20 40 Energy density [Wh/kg] Energy retention [%] Temperature [ ƒ C] Cell capacity 4.2 Ah (1C = 4.2 A) Cell weight 43.6 g Cell dimensions 71.5 x 48.5 x 6.58 mm Charge conditions 0.33C (1.4 A) to 4.3 V, constant voltage hold (4.3 V) till current <0.05C (0.21 A) Discharge conditions 0.33C (1.4 A) Source: 3 rd party testing data. See ses.ai/investors for detailed test reports Note: all data from 3 rd party testing

71